UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Security Land & Development Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

814348108

(CUSIP Number)

Mark S. Burgreen

Hull Barrett, PC

801 Broad Street

Suite 700

Augusta, Georgia 30901

(706) 722-4481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814348108
(1) Name of reporting person John C. Bell, Jr.
	(2) Check the appropriate box if a member of a group (see instructions)	(a)☐
(b)☐
(3) SEC use only
(4) Source of funds (see instructions) Not applicable
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 286,065
(8) Shared voting power 0
(9) Sole dispositive power 286,065
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person 286,065
	(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11) 7.2%
(14) Type of reporting person (see instructions) IN

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by the reporting person, dated December 10, 1993, as amended by Amendment No. 1 dated May 25, 2017, and amends the following Items of the Schedule 13D:

Item 5. Interest in Securities of the Issuer.

(a) Mr. Bell beneficially owns an aggregate of 286,065 shares of the Issuer's common stock, constituting 7.2% of the number of shares of such common stock outstanding on the date hereof.  This Amendment reflects both (i) an increase in percentage ownership resulting from the Issuer’s completion of a tender offer in which the Issuer acquired 1,284,751 shares of its common stock, resulting in fewer shares outstanding, and (ii) the sale to the issuer in the tender offer of transfer of 45,000 shares owned by Mr. Bell as Trustee of the John C. Bell, Jr. Profit Sharing Plan and 41,500 shares owned by Mr. Bell’s wife.  As a result of the completion of the tender offer, the Company has 3,958,356 common shares issued and outstanding.

(b) Mr. Bell has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the total of all 286,065 shares beneficially owned by Mr. Bell.

(c) After the date of Amendment No. 1, Mr. Bell as Trustee of the John C. Bell, Jr. Profit Sharing Plan sold 45,000 shares of common stock to the Issuer in the tender offer completed on May 26, 2017, and Mr. Bell’s wife sold 41,500 shares of common stock to the Issuer in the tender offer.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2017

Signature: /s/ John C. Bell, Jr.
Name/Title: John C. Bell, Jr.